EXHIBIT 12.1

LandAmerica Financial Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended June 30, 2004	Year Ended December 31
		2003	2002	2001	2000	1999
Earnings:
Pre-Tax Earnings	127,098	296,940	229,772	94,165	(128,137)	84,870
Equity in Unconsolidated Subsidiaries	(6,202)	(16,698)	(10,131)	(3,211)	(609)	—
Minority Interest	1,020	1,508	23	18	—
Fixed Charges	24,282	31,865	28,145	28,502	28,361	25,440
Distributed Income of Equity Investees	4,506	12,661	6,979	3,536	1,521	—
Minority Interest	(1,020)	(1,508)	(23)	(18)	—	—

Earnings	149,684	324,768	254,765	122,992	(98,864)	110,310

Fixed Charges:
Interest Cost	12,816	13,082	12,379	12,766	13,614	12,068
Interest in Rental Expense (1)	11,466	18,783	15,766	15,736	14,747	13,372

Total Fixed Charges	24,282	31,865	28,145	28,502	28,361	25,440

Ratio	6.16	10.19	9.05	4.32	— (2)	4.34

(1)	Assumes a 9% interest rate on rental payments.
(2)	In 2000, our earnings were not sufficient to cover our fixed charges due to non-cash charges of $177.8 million associated with a change in our method of assessing the recoverability of goodwill. The amount of the earnings deficiency was $70.5 million.